SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 oblibations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Rohrkemper, Michael E (Last) (First) (Middle) 738 Dunwoodie Drive (Street) Cincinnati, OH 45230 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Pomeroy Computer Resources, Inc. PMRY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) May 2001 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President of Finance & Administration
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, par value $0.01	05/17/2001	M |	5,625.00 | A | $7.02		D
Common Stock, par value $0.01	05/17/2001	S |	4,625.00 | D | $12.40		D
Common Stock, par value $0.01	05/17/2001	S |	1,000.00 | D | $12.38	3,063.00	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Rohrkemper, Michael E - May 2001
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Options (Right to Buy)	$7.02	05/28/2001	M |	(D) 4,625.00	07/09/1996 (1) | 07/09/2001	Common Stock, par value $0.01 - 4,625.00			D
Stock Options (Right to Buy)	$7.02	05/28/2001	M |	(D) 1,000.00	07/09/1996 (1) | 07/09/2001	Common Stock, par value $0.01 - 1,000.00		0.00	D
Stock Options (Right to Buy)	$14.95	05/28/2001	A |	(A) 7,500.00	05/28/2001 (2) | 05/28/2006	Common Stock, par value $0.01 - 7,500.00		7,500.00	D
Stock Options (Right to Buy)	$17.79				07/09/1997 | 07/09/2002	Common Stock, par value $0.01 - 3,750.00		3,750.00	D
Stock Options (Right to Buy)	$26.50				07/09/1998 | 07/09/2003	Common Stock, par value $0.01 - 2,500.00		2,500.00	D
Stock Options (Right to Buy)	$13.50				07/09/1999 | 07/09/2004	Common Stock, par value $0.01 - 2,500.00		2,500.00	D
Stock Options (Right to Buy)	$16.38				07/09/2000 | 07/09/2005	Common Stock, par value $0.01 - 2,500.00		2,500.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 06-07-2001 ** Signature of Reporting Person Date Michael E. Rohrkemper Michael E Rohrkemper Page 2 SEC 1474 (3-99)

Rohrkemper, Michael E - May 2001
Form 4 (continued)
FOOTNOTE Descriptions for Pomeroy Computer Resources, Inc. PMRY

Form 4 - May 2001

Michael E Rohrkemper
738 Dunwoodie Drive

Cincinnati, OH 45230
Explanation of responses:

 (1)   Options granted to Directors are exercisable one year after date of grant for not more than one-third of the shares subject to the option and an additional one-third of the shares subject to the option may be exercised for each of the two years thereafter.
(2)   Options granted under a three year vesting schedule are exercisable one year after date of grant for not more than one-third of the shares subject to the option and an additional one-third of the shares subject to the option may be exercised for each of the two years thereafter.

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